Jon Filderman Counsel Corporate Staff	Merck & Co., Inc. One Merck Drive P.O. Box 100, WS 3B-45 Whitehouse Station NJ 08889-0100 Tel 908 423 3853 Fax 908 735 1216 jon_filderman@merck.com

July 21, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

Washington, D.C. 20549

Re:	Merck & Co., Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 9, 2011 File No. 001-06571

Dear Mr. Rosenberg:

Reference is made to the SEC’s letter dated July 8, 2011 to the Company. This will confirm that I spoke to Ms. Christine Allen, Staff Accountant, yesterday to advise her that the Company intends to respond to the SEC’s comment letter by August 5, 2011.

Very truly yours,

/s/ Jon Filderman